FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



Nomura selects COLT as supplier of choice for Europe

Japan's no.1 investment bank achieves superior communications at lower cost of ownership

Nomura International, the European subsidiary of Japan's leading investment bank, has selected COLT as its preferred network supplier to deliver data and voice services to its employees across Europe. As a result of the deal, Nomura, whose financial services business relies on real-time and secure communications with clients and colleagues around the world, will benefit from significantly reduced supplier numbers and a more cost-effective offering, as well as a higher performance network, for its mission critical business applications.

Ian Buchanan, Chief Information Officer (CIO) at Nomura International said: "At Nomura we pride ourselves on our pioneering sprit and our position at the forefront of our industry. As such, we constantly seek ways to improve our service delivery and efficiency. We believe that COLT's wholly owned, high performance network will help boost our pan-European operations. These kinds of enhancements to our network will ensure that the performance of our mission critical business applications is optimised. These factors, together with COLT's customer care record, make COLT an excellent selection as our European network partner."

For data communications, COLT has connected Nomura's offices in eight countries
- the UK, Netherlands, Germany, France, Spain, Italy, Luxembourg and Switzerland
- with its market-leading managed Ethernet service, COLT LANLink Hub & Spoke*. This simple, secure and reliable high bandwidth service has enabled Nomura to connect its Local Area Networks (LANs) together, via Ethernet, the most widely used LAN technology, and seamlessly onward link to its global Wide Area Network
(WAN) and thereby run its various sites as 'one office.' This will both reduce Nomura's IT costs and increase its efficiency. It has also enabled Nomura to deliver new services via the network, including IP video conferencing, which has led to improved performance, assisted business globalisation and achieved significant revenue savings.

COLT is also providing Corporate Voice, a pan-European service which allows Nomura International to consolidate all of its voice expenditure under a single pricing structure and contract, thereby reducing its costs significantly.

Tim Wort, managing director for COLT in the UK, commented: "Nomura International's decision to appoint COLT as its preferred network partner across Europe adds further endorsement to our position as a partner of choice for businesses with pan-European requirements. Leading financial institutions, such as Nomura, require increasingly high bandwidth and resilient networks to underpin their business. With our heritage in the financial sector and European footprint, COLT is committed to supporting the evolving requirements of the sector."
                                      Ends

Notes to the editors
*RHK, the research and advisory services company, recently identified COLT as market leader amongst Western European Ethernet service providers based on the breadth and the network reach of its services. (RHK Insight report, 'European Ethernet Markets Vary Widely by Country', January 2005)

About Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group's business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. Further information about Nomura's activities in Europe can be found at: www.nomura.com/europe

About COLT
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:
Gill Maclean
COLT
Head of Corporate Communications
+44 (0) 20 7863 5314
gill.maclean@colt.net

Rebecca English
COLT
UK PR Manager
+44 (0) 20 7390 3160
rebecca.english@colt.net







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 6th of October, 2005                           COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary